BB

50
6/30/04

SEC COMMISSION
49

04019479

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SEC MAIL PROCESSING
RECEIVED
JUN 30 2004
WASH. D.C. 158
SECTION

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8- 36112 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities and Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING May 1, 2003 (MM/DD/YY) AND ENDING April 30, 2004 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ARC FINANCIAL SERVICES, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1401 BROAD STREET
(No. and Street)

CLIFTON (City) NJ (State) 07013 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARC PEREL (973) 249-1000
(Area Code -- Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bernstein & Pinchuk LLP
(Name -- *if individual, state last, first, middle name*)

7 Penn Plaza Suite 830 (Address) New York, NY 10001 (City) (State)

PROCESSED
JUL 09 2004
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410(3-91)

*Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.*

# OATH OF AFFIRMATION

I, MARC PEREL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ARC FINANCIAL SERVICES, INC., as of April 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Margarite Papamarkos
Notary Public
State of New Jersey
My Commission Expires June 26, 2008

Notary Public

Signature

Marc Perel

Title

This report ** contains (check all applicable boxes)

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] ( c) Statement of Income (loss)
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or a Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# ARC FINANCIAL SERVICES, INC.

ANNUAL AUDITED REPORT
FORM X-17A-5-PART III
FINANCIAL STATEMENTS
AND
ADDITIONAL INFORMATION
WITH
INDEPENDENT AUDITORS' REPORT
FOR THE YEAR ENDED APRIL 30, 2004

# ARC FINANCIAL SERVICES, INC.

## CONTENTS

B&P

**BERNSTEIN & PINCHUK LLP**
Certified Public Accountants

Seven Penn Plaza
New York, NY 10001

Tel 212 279-7900
Tel 516 897-7979
Fax 212 279-7901
www.bpaccountants.com

# INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholder
ARC Financial Services, Inc.
Clifton, New Jersey

We have audited the accompanying statement of financial condition of ARC Financial Services, Inc. as of April 30, 2004, and the related statements of operations and changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ARC Financial Services, Inc. as of April 30, 2004, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of expressing an opinion on the basic financial statements taken as a whole. The information contained on page 6 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rules 15c3-1, 15c3-3 and 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bernstein & Pinchuk LLP

New York, New York
June 15, 2004

# ARC FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

APRIL 30, 2004

ASSETS

| | | |
|---|---|---|
| Cash | $ | 10,237 |
| | | - |
| Total Assets | $ | 10,237 |

LIABILITIES AND SHAREHOLDER'S EQUITY

| | | |
|---|---|---|
| Liabilities | | |
| Accrued expenses | $ | 3,000 |
| Corporate taxes payable | | 500 |
| | | 3,500 |
| Shareholder's Equity | | |
| Common stock, no par value | | |
| Authorized.................2,500 shares | | |
| Issued and outstanding.. 100 shares | | 15,000 |
| Additional paid-in capital | | 64,782 |
| Accumulated deficit | | (73,045) |
| Total Shareholder's Equity | | 6,737 |
| Total Liabilities and Shareholder's Equity | $ | 10,237 |

The accompanying independent auditors' report and notes are an integral part of this statement.

# STATEMENT OF OPERATIONS AND CHANGES IN SHAREHOLDER'S EQUITY

## FOR THE YEAR ENDED APRIL 30, 2004

| | | |
|---|---|---|
| Income | | |
| Other Income | | $ 163 |
| Expenses | | |
| Professional fees | $ 3,250 | |
| Filing fees | 1,760 | |
| Miscellaneous | 57 | |
| State Corporation Tax | 705 | |
| Total Expenses | | 5,772 |
| Net Loss | | (5,609) |
| Accumulated Deficit - May 1, 2003 | | (67,436) |
| Accumulated Deficit - April 30, 2004 | | (73,045) |
| Common stock | | 15,000 |
| Additional paid-in capital - May 1, 2003 | 59,293 | |
| Contributions during year | 5,489 | |
| Additional paid-in capital - April 30, 2004 | | 64,782 |
| Shareholder's Equity - April 30, 2004 | | $ 6,737 |

The accompanying independent auditors' report and notes are an integral part of this statement.

# ARC FINANCIAL SERVICES, INC.

## STATEMENT OF CASH FLOWS

## FOR THE YEAR ENDED APRIL 30, 2004

| | | |
|---|---|---|
| Cash flows from operating activities | | |
| Net Loss | $ | (5,609) |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Increase (decrease) in accrued liabilities | | - |
| Increase (decrease) in income taxes payable | | - |
| Total adjustments | | - |
| Net cash provided (used) by operating activities | | (5,609) |
| Cash flow from investing activities: | | |
| Repayment of advances to affiliate | | 112 |
| Net cash provided (used) by investing activities | | 112 |
| Cash flow from financing activities: | | |
| Stockholders capital contributions | | 5,489 |
| Net cash provided (used) by financing activities | | 5,489 |
| Net increase (decrease) in cash and equivalents | | (8) |
| Cash and equivalents, beginning of year | | 10,245 |
| Cash and equivalents, end of year | $ | 10,237 |
| Supplemental disclosures of cash flow information: Cash paid during the year for: | | |
| Income Tax | $ | 705 |
| Interest | $ | - |

The accompanying independent auditors' report and notes are an integral part of this statement.

## NOTE 1. BUSINESS DESCRIPTION

ARC Financial Services, Inc. (the "Company") was incorporated on May 3, 1985 under the laws of the State of New Jersey for the primary purpose of engaging in the securities brokerage business.

## NOTE 2. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital, as defined, of $5,000 or 6 2/3% of aggregate indebtedness, as defined, if greater. At April 30, 2004 the Company had net capital of $6,737 which was $1,737 in excess of its required minimum net capital of $5,000.

# COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
# OF THE SECURITIES AND EXCHANGE COMMISSION

APRIL 30, 2004

| | | |
|---|---|---|
| NET CAPITAL: | | |
| Shareholders' equity | $ | 6,737 |
| Deductions | | |
| Non-allowable asset - due from affiliates | | - |
| NET CAPITAL | $ | 6,737 |
| AGGREGATE INDEBTEDNESS | $ | 3,500 |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENT: | | |
| Minimum net capital required | $ | 5,000 |
| Excess net capital | $ | 1,737 |
| Excess net capital at 1500% | $ | 6,504 |
| Excess net capital at 1000% | $ | 6,387 |

There are no differences between the Company's computations as reported in part IIA of form X-17A-5 as of April 30, 2004 and the amounts shown above.

B&P

**BERNSTEIN & PINCHUK LLP**
Certified Public Accountants

Seven Penn Plaza
New York, NY 10001

Tel 212 279-7900
Tel 516 897-7979
Fax 212 279-7901
www.bpaccountants.com

## INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors and Stockholder
ARC Financial Services, Inc.
Clifton, New Jersey

In the planning and performing of our audit of the financial statements of ARC Financial Services, Inc. for the year ended April 30, 2004, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customers securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

B&P

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of a specific internal control structure element does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at April 30, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Berntei & Pudeul LLP

New York, New York
June 15, 2004